

05043458

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AM 7-12-2005

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39465

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/04 (MM/DD/YY) AND ENDING 04/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J.A. Glynn & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9841 Clayton Road
(No. and Street)

St. Louis (City) MO (State) 63124 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Donetta M. Kowalski (314) 997-1277
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anders, Minkler & Diehl, LLP
(Name – *if individual, state last, first, middle name*)

705 Olive, 10th Floor (Address) St. Louis (City) MO (State) 63101 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel J. Ferry, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J.A. Glynn & Co., as of April 30, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chairman & CEO
Title

MARIGOLD BLACK
Notary Public - Notary Seal
STATE OF MISSOURI
St. Louis City
My Commission Expires: Dec. 21, 2007

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Supplementary Report on the Internal Control Structure.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

	Page
Independent Auditors' Report	1
Financial Statements	
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Stockholders' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6 - 9
Supplementary Information Required by the Securities and Exchange Commission	
Schedule 1 - Computation of Net Capital, Aggregate Indebtedness, and Ratio of Aggregate Indebtedness to Net Capital Under Rule 15c3-1	10
Schedule 2 - Computation for Determination of Reserve Requirements Under Rule 15c3-3	11
Schedule 3 - Information for Possession or Control Requirements Under Rule 15c3-3	12
Independent Auditors' Supplementary Report on Internal Control	13 - 14

AMD anders minkler & diehl llp
CPAs + Consultants

Independent Auditors' Report

Board of Directors
J.A. Glynn & Co.

We have audited the accompanying statement of financial condition of J.A. Glynn & Co. as of April 30, 2005, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J.A. Glynn & Co. as of April 30, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Anders Minkler & Diehl LLP

June 10, 2005

705 OLIVE • 10TH FLOOR • ST. LOUIS, MISSOURI 63101-2298 • (314) 655-5500 • FAX (314) 655-5501 • www.amdcpa.com

FINANCIAL STATEMENTS

J.A. Glynn & Co.
STATEMENT OF FINANCIAL CONDITION
April 30, 2005

ASSETS

Cash and cash equivalents (Note B)	$ 1,997,824
Deposits with clearing organizations	310,000
Receivables:	
From broker-dealers and clearing organizations	3,737
From customers and others	605,417
Securities owned, at market value:	
Corporate bonds	338,192
Stocks	91,281
Options	76,334
Property and equipment, at cost less accumulated depreciation of $486,741	269,467
Membership in exchange, at market value	28,000
Deferred tax asset (Note H)	104,000
Refundable income taxes	64,922
Notes receivable (Notes C and G)	598,681
Other assets	675,903
Total Assets	$ 5,163,758

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Payable to broker-dealers and clearing organizations	$ 62,944
Payable to customers	40,701
Accounts payable and accrued expenses	605,512
Total Liabilities	709,157
Stockholders' equity:	
Common stock, $1 par value:	
Authorized - 30,000 shares	
Issued - 1,030 shares	1,030
Additional paid-in capital	568,864
Retained earnings	3,884,707
Total Stockholders' Equity	4,454,601
Total Liabilities and Stockholders' Equity	$ 5,163,758

J.A. Glynn & Co.

STATEMENT OF INCOME

For The Year Ended April 30, 2005

REVENUES	
Commissions	$ 1,717,784
Trading gains and losses	1,244,060
Management and investment advisory fees	3,020,995
Interest and dividends	91,484
Other	34,612
	6,108,935
EXPENSES	
Employee compensation and benefits	4,497,810
Floor brokerage and other exchange expenses	230,069
Occupancy and equipment expense (Note G)	245,996
Interest expense	35,882
Communications	31,447
Other operating expenses	967,129
	6,008,333
INCOME BEFORE INCOME TAXES	100,602
INCOME TAX BENEFIT (Note H)	(43,636)
NET INCOME	$ 144,238

J.A. Glynn & Co.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For The Year Ended April 30, 2005

	Number of Shares			Additional		
	Common Stock	Treasury Stock	Common Stock	Paid-In Capital	Retained Earnings	Total
Balance, May 1, 2004	1,010	-	$ 1,010	$ 526,583	$ 3,740,469	$ 4,268,062
Issuance of common stock	20	-	20	84,292	-	84,312
Note receivable from stockholder (Note G)	-	-	-	(42,011)	-	(42,011)
Net income	-	-	-	-	144,238	144,238
Balance, April 30, 2005	1,030	-	$ 1,030	$ 568,864	$ 3,884,707	$ 4,454,601

J.A. Glynn & Co.
STATEMENT OF CASH FLOWS
For The Year Ended April 30, 2005

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 144,238
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	51,171
Deferred income taxes	(101,043)
Changes in assets and liabilities:	
Deposits with clearing organizations	10,000
Receivables from broker-dealers, clearing organizations, customers and others	(186,857)
Net change in securities owned	881,082
Membership in exchange	22,000
Refundable income taxes	(62,942)
Other assets	(154,134)
Payables to broker-dealers, clearing organizations and customers	43,446
Securities sold not yet purchased	(16,280)
Accounts payable and accrued expenses	(89,233)
Income taxes payable	(19,651)
Net Cash Provided by Operating Activities	521,797
CASH FLOWS FROM INVESTING ACTIVITIES	
Capital expenditures	(29,542)
Payments received on note receivable	12,850
Net Cash Used in Investing Activities	(16,692)
CASH FLOWS FROM FINANCING ACTIVITIES	
Borrowings on line-of-credit, net	(15,000)
Advance to stockholder	(422,500)
Proceeds from issuance of stock	42,146
Net Cash Used in Financing Activities	(395,354)
INCREASE IN CASH AND CASH EQUIVALENTS	109,751
CASH AND CASH EQUIVALENTS, Beginning of year	1,888,073
CASH AND CASH EQUIVALENTS, End of year	$ 1,997,824

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:	
Interest	$ 35,985
Income taxes	90,000

J.A. Glynn & Co.
NOTES TO FINANCIAL STATEMENTS
April 30, 2005

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

J.A. Glynn & Co. (the "Company"), founded in 1945, is a registered securities broker-dealer and investment advisory firm. As such, the firm offers a variety of investment services such as financial advisory, security transactions, trading, portfolio evaluation, and custodian services. The Company is a member of the Chicago Stock Exchange, National Association of Securities Dealers, and Securities Investor Protection Corporation.

Cash and Cash Equivalents

The Company considers investments purchased with an original maturity of three months or less, that are not held for resale in the ordinary course of business, to be cash equivalents.

Cash and cash equivalents are maintained at high credit quality financial institutions; however, the Company maintains certain account balances in excess of federally insured limits.

Securities

Securities owned by the Company are considered trading securities, which are held for resale in anticipation of short-term market movements. These securities consist of debt and marketable equity securities that are stated at market value. Gains and losses, both realized and unrealized, are included in trading gains and losses.

In accordance with industry practice, the Company records securities transactions and related revenues and expenses on a settlement date basis which does not differ materially from trade date accounting. Securities are stated at market value determined by the last sale or bid price at reporting date.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation. Depreciation is recognized using the straight-line method applied over the useful lives of the assets, which range from 5 to 15 years.

Advertising

Advertising costs, which totaled $102,849 for the year ended April 30, 2005, are expensed as incurred and included in other operating expenses.

Income Taxes

Income taxes are provided based on the asset and liability method of accounting pursuant to Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Deferred income taxes are provided for the expected future tax consequences of temporary differences between the basis of assets and liabilities reported for financial and tax purposes.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

B. RESTRICTED ASSETS

Cash totaling $750,000 is segregated at April 30, 2005 as a reserve for customer accounts (Reserve Account) under rule 15c3-3 of the Securities Exchange Act of 1934. Based on the defined computation, no reserve was required at April 30, 2005.

C. NOTES RECEIVABLE

Notes receivable includes $178,567 due from an individual that was taken in exchange for a 50 percent ownership in a limited liability company. This note bears interest at a rate of 5.25 percent through December 31, 2005 and is secured by the above ownership interest. On December 31 of each year, the interest rate is adjusted to the prime rate. Payments of principal and interest are due monthly, with the remaining balance due April 25, 2013.

D. CAPITAL REQUIREMENTS

The Company is subject to the net capital rules of the Securities and Exchange Commission and the Chicago Stock Exchange. Under these rules, a broker-dealer may not engage in any securities transaction at a time when its "aggregate indebtedness" exceeds by 15 times its "net capital", as those terms are defined by the rules. At April 30, 2005, the Company's net capital was $2,874,167 while required net capital was $250,000. The Company's ratio of aggregate indebtedness to net capital was .25 to 1 at April 30, 2005.

E. NOTES PAYABLE

The Company has a secured line of credit due on demand, which provides for borrowings up to $4 million at the bank's prime rate. At April 30, 2005, $15,000 was outstanding under this line of credit and is included in accounts payable and accrued expenses.

The Company has an additional secured line of credit agreement expiring August 27, 2005, which provides for borrowings up to $3 million at .25 percent below the bank's prime rate, which was 5.75 percent at April 30, 2005. No amounts were outstanding under this line of credit at April 30, 2005.

F. RETIREMENT PLAN

The Company has a contributory retirement savings plan under section 401(k) of the Internal Revenue Code that covers substantially all employees. The Company's contribution into the plan for the year ended April 30, 2005 totaled $82,148 and consisted of both discretionary profit sharing and matching contributions.

G. RELATED PARTY TRANSACTIONS

The Company leases its office space from an officer of the Company. Payments are $14,667 per month through January 31, 2008. The lease includes a renewal option for three additional three-year periods with scheduled payment increases. Certain other costs associated with the office space including, but not limited to, taxes, insurance, maintenance, repairs, restoration, and utilities are the obligation of the Company. Lease expense included in occupancy and equipment expense totaled $121,995 for the year ended April 30, 2005. (Note I)

Notes receivable also includes $420,114 due from a stockholder related to the purchase of 100 shares of the Company's common stock by the stockholder from a former employee. The balance of the note in the amount of $42,011 is recorded as an offset to stockholders' equity relating to the purchase of 10 shares of newly issued shares of common stock. The note is payable in five annual installments of $92,425 plus annual interest at 5%.

J.A. Glynn & Co.
NOTES TO FINANCIAL STATEMENTS
April 30, 2005

H. INCOME TAXES

The income tax benefit for the year ended April 30, 2005 consists of the following:

Current	$ 57,407
Deferred	(101,043)
Total Benefit	$ (43,636)

Deferred income taxes are computed for temporary differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce deferred tax assets to amounts that will more likely than not be realized.

Deferred income taxes result from timing differences between the recognition of depreciation for income tax reporting purposes and financial reporting purposes, from the recognition of certain fees for tax purposes that have not been included for financial reporting purposes, and from certain expenses that are included for financial reporting purposes but not included for income tax purposes.

The income tax benefit also varies from the amount that would be obtained from applying the statutory income tax rates to income before taxes because certain items that are included for financial reporting purposes are not allowable for income tax purposes.

I. OPERATING LEASES

The Company leases an automobile under a non-cancelable operating lease. Payments are $1,473 per month through January, 2007. Lease expense was $17,676 for the year ended April 30, 2005 .

Minimum future lease payments, including the related party office lease, under noncancellable operating leases as of April 30, 2005 are as follows:

April 30,	
2006	$ 193,680
2007	187,788
2008	132,003
	$ 513,471

Lease expense was approximately $140,000 for the year ended April 30, 2005.

SUPPLEMENTARY INFORMATION
REQUIRED BY
THE SECURITIES AND EXCHANGE COMMISSION

J.A. Glynn & Co.

Computation of Net Capital, Aggregate Indebtedness, and Ratio of Aggregate Indebtedness to Net Capital Under Rule 15c3-1

Schedule 1

April 30, 2005

Stockholders' equity	$ 4,454,601
Less nonallowable assets:	
Property and equipment, net	269,467
Receivables from brokers, dealers, customers and others	380,604
Note receivable	598,681
Other	264,792
Total non-allowable assets	1,513,544
Net capital before haircuts on securities positions	2,941,057
Haircuts on trading and investment securities pursuant to Rule 15c3-1	66,890
Net capital	2,874,167
Less net capital requirement	250,000
Net capital in excess of requirement	$ 2,624,167
Aggregate indebtedness:	
Payable to brokers, dealers, clearing organizations and customers	$ 100,708
Bank loans payable	15,000
Accounts payable, accrued expenses and income taxes payable	588,627
Aggregate indebtedness	$ 704,335
Ratio of aggregate indebtedness to net capital	.25 to 1

Reconciliation with the company's computation:

Net capital, as reported in Part II of the Company's Form X-17A-5 (unaudited) FOCUS report as of April 30, 2005	$ 2,779,183
Allowable assets reported as non-allowable	82,971
Non-allowable assets reported as allowable	(123,718)
Audit adjustment for depreciation	44,828
Audit adjustment for income taxes	119,919
Audit adjustment for accrued expenses	(27,000)
Other audit adjustments	(2,016)
Net capital per above	$ 2,874,167

J.A. Glynn & Co.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

Schedule 2

April 30, 2005

Credit balances:	
Free credit balances and other credit balances in customers' accounts	$ 40,926
Customers' securities failed to receive	58,122
Transfers over 40 days	1,660
Total Credits	100,708
Debit balances:	
Secured debit balances in customers' accounts (net of 1 percent charge)	226,265
Total Debits	226,265
Excess of total debits over credits	125,557
Reserve requirement under Rule 15c3-3	$ -
Reserve accounts	$ 750,000

J.A. Glynn & Co.

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Schedule 3

April 30, 2005

	Market Value	Number of Items
Customers' fully paid securities and excess margin securities not in the Company's possession or control as of April 30, 2005 (for which instructions to reduce to possession or control had been issued as of April 30, 2005) but for which the required action was not taken within the time frames specified under Rule 15c3-3.	None	None
Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of April 30, 2005, excluding items arising from temporary lags which result from normal business operations as permitted under Rule 15c3-3.	None	None

AMD anders minkler & diehl llp

CPAs + Consultants

Independent Auditors' Supplementary Report on Internal Control

Board of Directors
J.A. Glynn & Co.

In planning and performing our audit of the financial statements of J.A. Glynn & Co. for the year ended April 30, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in

705 OLIVE • 10TH FLOOR • ST. LOUIS, MISSOURI 63101-2298 • (314) 655-5500 • FAX (314) 655-5501 • www.amdcpa.com

conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at April 30, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Chicago Stock Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Altschuler, Melvoin and Glasser LLP

June 10, 2005